Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communications by elected officials, academics/public policy groups and diversity groups were made available through links on Comcast’s website:

Casey Statement on Comcast, Time Warner Announcement

[link to http://corporate.comcast.com/images/USSenatorCasey.pdf]

February 13, 2014

Washington DC- Today, U.S. Senator Bob Casey (D-PA) released a statement following Comcast and Time Warner’s announcement:

"I am encouraged by the announcement that Comcast has reached an agreement to buy Time-Warner Cable. This has the potential to create additional jobs in the Commonwealth and further strengthen Pennsylvania's standing as a global-leader in media, technology and innovation. Comcast is a world class company and responsible corporate citizen. Their new technology and innovation center in Philadelphia holds the promise of thousands of additional jobs and related economic activity. I look forward to working with them as they continue to progress as one of the world's leading communications companies."

Governor Corbett: Proposed Comcast/Time Warner Cable Merger Positions PA-Based Technology and Innovation Employer for More Jobs, Continued Growth in PA

[link to http://www.pa.gov/Pages/NewsDetails.aspx?agency=Governors%20Office&item=15285#.UzLYHvldXTo]

February 13, 2014

Harrisburg - Governor Tom Corbett released the following statement regarding the proposed Comcast/Time Warner Cable merger that was announced earlier today:

“With its headquarters in Philadelphia and a new, $1.2 billion tower on the way, Comcast is solidifying Pennsylvania’s position as a center for high technology and innovation,” said Corbett. “Today's announcement by Comcast regarding their interest in merging with Time Warner Cable is testament to the quality and pro-consumer focus the Comcast brand has delivered. Tens of millions of consumers will benefit from increased choice and service the merger will bring.  Seemingly, Comcast and Time Warner Cable do not compete with each other, and the consumer benefits appear to be significant.”

Recently, Governor Corbett joined Comcast to announce plans to develop the ‘Comcast Innovation and Technology Center’ in Center City, Philadelphia. The mixed-use tower is expected to be the one of the tallest buildings on the East Coast, driving economic progress and transforming the Philadelphia skyline with the construction of a $1.2 billion, 59-story tower.

The commonwealth’s partnership with Comcast will create more than 20,000 direct and indirect jobs during construction and at least 1,500 new Comcast positions. The center will become the dedicated home for the company’s growing workforce of technologists, engineers and software architects.

“World-class job creators like Comcast are making Pennsylvania home,” said Corbett. “It’s clear that by investing in our infrastructure, investing in education, and investing in our workforce, we are putting jobs first and building a stronger Pennsylvania.”

Today, Pennsylvania's unemployment rate stands at a five-year low and jobs have been growing on a consistent basis for nearly four years.

Rep. Hank Johnson’s statement on Comcast’s Proposed Acquisition of Time Warner Cable

[link to http://hankjohnson.house.gov/press-release/rep-hank-johnson%E2%80%99s-statement-comcast%E2%80%99s-proposed-acquisition-time-warner-cable]

February 20, 2014

WASHINGTON, D.C. – U.S. Rep. Henry C. “Hank” Johnson, Jr. (D-GA) today made the following statement concerning the announcement of a proposed merger between Comcast and Time Warner Cable.  Rep. Johnson is the ranking member of the House Judiciary Subcommittee on Regulatory Reform, Commercial and Antitrust Law (RRCAL), which exercises jurisdiction over antitrust laws and competition.

“The proposed merger of Comcast and Time Warner Cable raises important questions about competition in the communications industry.  Although Comcast does not compete with Time Warner Cable, this merger would combine two of the four largest cable operations and expand Comcast’s coverage across 42 states and into 30 million homes.

“This merger will occur at a time when the communications marketplace is swiftly evolving.  In the past decade alone, dynamic new entrants like Netflix and Hulu have emerged to offer video services that benefit consumers.  Other companies like AT&T, Google, and Verizon continue to innovate and provide consumers with more broadband choices.  As we review the proposed merger for its effect on competition, choice, and costs, we must keep an eye to protect future innovation within this marketplace.

“As part of its commitment to the public following its merger with NBCU, Comcast has provided thousands of households in Atlanta and throughout Georgia with low-cost, high-speed Internet service, affordable computers, and digital literacy training.  This program benefits families without access to broadband.  I encourage Comcast to maintain its commitment to the success of minorities and society through fast and affordable broadband services as part of the proposed merger.

“The House Judiciary Committee has a long history of upholding competition in the marketplace and protecting consumers, and I am pleased that the RRCAL subcommittee will have a leading role in examining the proposed merger.  I look forward to this opportunity to ensure that the proposed merger will benefit consumers, workers, and competition in the marketplace.”

Mayor Nutter Issues Statement on Comcast Corporation’s Proposed Acquisition of Time Warner Cable Company

[link to http://cityofphiladelphia.wordpress.com/2014/02/18/mayor-nutter-issues-statement-on-comcast-corporations-proposed-acquisition-of-time-warner-cable-company/]

February 18, 2014

Philadelphia, February 14, 2014 – Mayor Michael A. Nutter issued the following statement on Comcast Corp.’s proposed acquisition of Time Warner Cable Company:

Comcast Corporation has emerged as a true media and innovation giant. I am hopeful that the proposed acquisition of Time Warner Cable, after public input and due diligence by various regulatory bodies, is approved. This transaction will provide millions more consumers with increased content and viewing opportunities. As Comcast’s name and brand reaches across our nation, it also enhances Philadelphia’s reputation and prominence as a technology and innovation leading city.

I want to commend Ralph and Brian Roberts, David L. Cohen and the entire Comcast team. They deserve our gratitude and the City’s appreciation for pushing this great corporate citizen farther into the areas of technology and communications while enhancing employment in our city.

The new Comcast Innovation and Technology Center, which will soar more than 1,100 feet above our growing city, is an emblem and testament to what a smart entrepreneurial team can do to advance a city and state while growing their business, employing more people in Philadelphia and fulfilling the needs of millions of consumers. Comcast has been a terrific corporate partner for our City, and its new investment in the Innovation and Technology Center will bring more jobs to the city along with other companies that will want to be close to this technology leader.

I am enthusiastically supporting this acquisition as I believe this is the ultimate triple play – great for consumers, great for the company and great for our city. In the months ahead, I look forward to the conclusion of this transaction and even more economic, employment and consumer benefits that will result.

Sen. Toomey Issues Statement On Proposed Comcast-Time Warner Merger

[link to http://www.toomey.senate.gov/?p=press_release&id=1270]

February 14, 2014

ALLENTOWN, Pa. - U.S. Senator Pat Toomey (R-Pa.) released the following statement regarding the proposed Comcast - Time Warner merger.

"I am confident that the transaction announced today will expand Comcast's ability to deploy its advanced technology and serve its customers around the country. This is good for the world-class workers in Philadelphia and Comcast customers around the state. Philadelphia is already a hub for cutting-edge technology and home to a dedicated and educated workforce. Construction on the Comcast Innovation and Technology Center will start this summer, creating thousands of jobs. It will anchor the company's presence in our region and will make Southeast Pennsylvania the heart of next-generation advancements. And the transaction announcement today will only continue to strengthen that."

Comcast-Time Warner Cable: An Overview of the Relevant Markets

[link to http://americanactionforum.org/insights/comcast-time-warner-cable-an-overview-of-the-relevant-markets]

By Will Rinehart, Director of Technology and Innovation Policy, American Action Forum

February 19, 2014

As with any modern tech acquisition, the Comcast-Time Warner Cable (TWC) deal could have ramifications in a number of markets, but at its core, the deal asks an important question in technology policy yet again: should we regulate beforehand and deter all potential positive benefits, or should we regulate after a deal when there is a consumer harm? A dislike of cable providers should not deter from a sound analysis of the current competitive environment and the one that a larger Comcast would find itself in. Below is an outline of the issues at stake for such a merger.

Pay TV

Horizontal mergers can reduce the number of competitors in the market. However, TWC and Comcast do not generally compete in the various Designated Market Areas (DMA), so should a merger go through, consumers will not see a reduction in the number of choices. Even though the 1992 Cable Act prohibits exclusive cable franchises, local regulations called “cable franchising rules” usually result in just one cable provider for a market. Consequently, this deal will not change an important feature of TV: 98 percent of Americans can choose from three or more multichannel video programming distributors (MVPDs). In addition to two satellite providers, the entry of Verizon FiOS and AT&T’s U-Verse into countless market allows 32.8 percent of Americans the choice of four or more MVPD options, up from a mere 4.7 percent in 2006.

Even still, the combined company would sit below the 30 percent market share threshold that had long been a cap by the Federal Communication Commission (FCC). The FCC established this cap as a limit for pay TV ownership, but it was struck down by the courts in 2009, because the agency "failed to demonstrate that allowing a cable operator to serve more than 30 percent of all cable subscribers would threaten to reduce either competition or diversity in programming."

Programming is really the primary concern in the pay TV market. About half of a cable bill goes to programming companies such as Viacom and Disney, and costs are on an incline. From 2006 to 2011, total spending by cable companies on programming increased 29 percent in real, inflation adjusted dollars. And while there have been increases in the prices consumers pay, programming expenditures have increased substantially more than the average cable price. Time Warner spun off its cable operations partly due to this squeeze. Even more, TWC just saw itself on the losing side of a programming debate with CBS when they negotiated their programming fees.

Will this deal stifle the production of content? Cable only owns about 14 percent of all programming channels, according to the FCC. It is hard to see how this would substantially change the production of programming given that it is a little more than an 1/8 of the market. Moreover, Comcast will still be subject to its conditions from its acquisition of NBCU. In allowing the deal to move forward, the cable company agreed to a length set of restrictions, which included network neutrality rules, a provision requiring the company to provide online distributors with TV content, and an agreement to not "exercise corporate control over or unreasonably withhold programming from Hulu."

What will change is the calculus between Comcast and huge content players like ESPN, CBS, and NBC. Merging the two operators would give them bargaining power. Consumers have the potential to win in this deal because the combined company would be able to slow down these programming costs. Moreover, there is the real possibility that Comcast could force networks and video providers onto one online package. As one commentator noted,

“A cable company with true nationwide reach could cut the kind of deal that would change that, providing enough subscribers to make a next-generation TV product viable and create enough market pressure to bring its competitors to the table and sign on to similar arrangements. It’s the kind of deal that could turn a new Apple TV into a set-top box that would let you watch live television — and one that Cupertino has reportedly been working on with Time Warner Cable already.”

The future of cable is the Internet, and that is where proper concerns of this acquisition lie.

Broadband Internet

While many proclaim the broadband market to be noncompetitive, speeds for wired broadband increased 31 percent last year, and investment is not slowing. Of the world's investment in broadband, the US has nearly a fourth of it, even though we only have 4 percent of the world's population. Interestingly, the average profit margin for publicly traded telecom and cable broadband companies is still among the lowest in the world. Even among high tech companies, cable is not a particular standout. As I wrote in The Daily Caller on this subject,

“Return on invested capital” (ROIC) paints a much more accurate picture of how the cable industry is performing. Unlike the gross profit numbers, ROIC actually attempts to incorporate long-term investment in infrastructure, giving a better sense of how a company is using its money to generate returns.

Using ROIC, we find that until very recently cable companies were earning small returns, still trying to recover their colossal initial investments. It often takes years of positive profits for these companies to make up for that initial investment and start seeing a return. So, what may appear to be a massive annual profit using GPM is really just recoupment of a tiny piece of past costs. Returns for cable companies range from negative to quite small.

Comcast, supposedly the greatest cable monopolist, has averaged just a 4.5 percent ROIC over the last five years. Time Warner Cable’s 5-year average is -1.3 percent. Compare those with Apple (32 percent) or Google (16.1 percent).

Building out cable infrastructure is expensive. Since 1996, the cable industry has invested nearly $210 billion in building networks and it continues to invest more than $13 billion more each year in maintenance and upgrades. As consumers demand faster broadband, cable companies will need to ramp up their speeds and bring the next generation of technologies online. One of the primary benefits of a larger company lies in the economies of scale, which would give Comcast a cheaper upgrade path and allow consumers to see faster speeds at lower prices.

Again, local franchising deals typically allow only one cable company to exist in a market, which means that the number of broadband competitors is unlikely to change substantially with this deal. Given these realities, U.S. communication competition policy has generally been one of intermodal competition, that is, competition exists among technologies. So, there has been an effort by regulators to ensure that cable competes against fiber, DSL, satellite. and increasingly wireless for broadband market share. Because of the sheer cost in laying wire and the rules set up by the Telecom Act, it is unlikely that two companies will utilize the same last mile technology in serving wired customers, as is the case right now.

Moreover, the very nature of competition is changing. In response to the National Broadband Plan, the Department of Justice (DoJ) noted,

“We do not find it especially helpful to define some abstract notion of whether or not broadband markets are "competitive.” Such a dichotomy makes little sense in the presence of large economies of scale, which preclude having many small suppliers and thus often lead to oligopolistic market structures. The operative question in competition policy is whether there are policy levers that can be used to produce superior outcomes, not whether the market resembles the textbook model of perfect competition. In highly concentrated markets, the policy levers often include: (a) merger control policies; (b) limits on business practices that thwart innovation (e.g., by blocking interconnection ); and (c) public policies that affirmatively lower entry barriers facing new entrants and new technologies.”

In all, even the DoJ should be willing to accept this deal. And why not? Comcast will still be under the constraints of the conditions from their acquisition of NBC Universal. In addition to certain guidelines with regards to programming companies, Comcast also agreed to network neutrality rules. Of all the concerns about the deal, network neutrality is probably the strongest, along with issues in interconnection.

A larger Comcast might be able to bully content providers on the Internet for more money or stop their consumers from gaining access to content. Again, they are restrained by their previous deal to abide by network neutrality rules till at least 2018, and this deal will probably extend that out further. So this concern should be allayed.

Another issue here is in interconnection. Not long ago, most networks sent each other similar amounts of traffic. When the data being sent over the Internet was simple web pages and email, networks were symmetrical in their traffic. But now, the rise in video has meant that networks tend to see asymmetric traffic. Netflix and YouTube, for example, send other networks, like Comcast, far more traffic than it receives. This changes the economics, and the deals between these networks. Should a deal between Comcast and TWC be struck down just because of the relative bargaining power that a bigger Comcast would have? This arguments lacks merit. For one, the FCC probably has regulatory oversight to determine the structure of the peering deals, especially with the powers just granted to it by the recent network neutrality decision. Even still, the Internet’s unregulated interconnection market works substantially better than the FCC's managed interconnection regime in telephone. The current market-based system has been vital in “matching supply with demand, supporting Internet build-out, and yielding incentives for the creation of larger, faster networks.”

Never the less, the FCC will be the agency that this deal has to placate, not the DoJ. The FCC’s public interest mandate is far more subjective and unpredictable. For its own part, the FCC should be much more concerned about barriers to entry in this industry. It even recognized the problems, and is moving towards solving some of the key deterrents to investment (See the pole attachment order). But still, as many as 30,000 jurisdictions issue video franchises, with just as much variance as you'd expect. As Milo Medin, Google’s vice president for access services and a lead on the Google Fiber project, testified before the Senate, "regulations – at the federal, state, and local levels – can be central factors in company decisions on investment and innovation.” Franchising rules are often the worst offenders and “result in unreasonable fees, anti-investment terms and conditions, and long and unpredictable build-out timeframes." These are the real problems to broadband deployment that need to be dealt with.

Other Markets

An expanded Comcast could have an impact on the bargaining positions in the equipment market. As the number one and two in the cable space, their ability to negotiate as buyers of equipment might change, but this is a relatively small portion of their business, and shouldn't deter a deal. On the plus side, the deal will also bolster Comcast’s efforts to build the nation’s largest WiFi hotspot network, which would mean increased competition in the wireless space.

Conclusion

This deal presents policymakers with one of the most important questions in tech policy: should businesses be allowed to merge or contract to do business and then be regulated when there is a consumer harm, or should we rather regulate beforehand and deter all potential positive benefits? As with network neutrality, only real harms should be punished, not potential harms. Cable companies have few friends, but it is far from clear that competition will automatically be deterred if the acquisition goes through, and the benefits to consumers could be substantial.

Markets, regulation, autonomy, and dignity

[link to http://www.techpolicydaily.com/communications/markets-regulation-autonomy-dignity/]

By Gus Hurwitz, Center for Internet, Communications, and Technology Policy Fellow, American Enterprise Institute & Assistant Professor, University of Nebraska College of Law

March 14, 2014

Following news of the proposed Comcast/Time Warner Cable merger and the Comcast/Netflix interconnection agreement, the tone of telecom and tech policy discussions has fallen precipitously. Most commentary about these deals has been immediate and reflexively hostile – based in emotion and fear rather than in facts. This response is frustrating to watch – though at some level it has been a return to normal, following a few months of atypically reasonable discussion leading up to the DC Circuit’s Network Neutrality decision.

At its core, the response to these deals reflects popular anti-market, pro-regulatory, sentiment. I would like to spend some time thinking about these attitudes. Perhaps surprisingly, I find them quite sympathetic – the pro-regulatory view is intuitively appealing and at some level a reasonable one to hold. While I disagree with it, it is important to understand why this view is so durable.

The individual is central to competing views about regulation and the market. Market-oriented advocates generally view the market as respecting and promoting individual autonomy and dignity – and they fear that regulation robs individuals of this dignity, denying them their basic freedoms of association and conscience. Advocates for stronger regulation generally have the opposite perspective, distrusting markets and fearing that they treat individuals as commodities, robbing them of same dignity that market-oriented thinkers seek to protect. The pro-regulatory view sees regulation as a way preserve individuals’ dignity against a hostile market.

Which view is right? The answer, of course, is both – for reasons that I believe are particularly important for free-market advocates to understand. If the free-market view is to be internally consistent, its advocates need not only to focus on why they are right, but also to respect why its detractors are not wrong. The discussion below proceeds in four parts: an explanation of the market-oriented view; discussion of what that view overlooks, and why this supports the idea that markets do not support individual autonomy; the economist’s response to this accusation; and the need for market-oriented thinkers to be responsive to these concerns.

Part I: The market-oriented view – Complexity and the mysterious invisible hand

I fall into the school of economic thought that emphasizes economics as the science of self-interest and mutually beneficial exchange. Broadly speaking, individuals make decisions that make themselves better off – this means that any agreement between multiple parties must make each party to the agreement better off. Certainly there are cases where this isn’t true – most classically in cases of monopoly and diffuse negative externalities (e.g., pollution). But by and large, arguing from both theory and empirics, the moral case for free-market economies is strong. (See, for instance, Alex Tabarrok’s discussion of economists as leading opponents of slavery, Mill’s classic argument for equality between the sexes, and Deirdre McClosksy’s recent exploration of the question “Are Market’s Moral?”)

Markets certainly are not perfect. No market is perfectly efficient; few markets come anywhere near the ideal of perfect competition. It is the great failure of contemporary undergraduate economics education that most students come away believing that perfect competition is an assumption of economics. (Indeed, the first task of graduate-level economics education is to break down the undergraduate-level caricatured understanding of economics.)

But economics educators use this approach for a reason: the operation of economics is confoundingly complicated. As Hayek famously explains, “The curious task of economics is to demonstrate to men how little they really know about what they imagine they can design.” The challenge of this task is that the functioning of markets is overwhelmingly complex, and the apparent problems with them are so patently obvious. Anyone who has ever felt they have paid too much for some good or service has identified what they view to be a problem with the market (the market’s price was too high!), and the solution to this problem is maddeningly obvious (the government should require lower prices). It generally takes years of graduate level study to develop an intuitive sense that interactions between billions of individuals gives rise to a coherent and beneficial market – one guided by Smith’s invisible hand – and to overcome the natural tendency to view so many market-based interactions as unfair.

Part II: What the market-oriented view forgets

This is where we find that the motivation for the regulatory approach is also based in concerns for individual autonomy, respect, and dignity.

It is often forgotten that, on the same page as he invokes the invisible hand, Smith also notes that “it is the maxim of every prudent [individual] never to attempt to make at home what it will cost him more to make than to buy.” This is the basic mechanism animating the invisible hand – it is the same as my initial explanation of mutually beneficial exchange. Individuals only enter into agreements that make them better off as compared to their next best alternative.

But there is an assumption built into Smith’s prudent individual’s “make or buy” decision: that individual needs to know how much it will cost to make a good compared to buying it. An initial assessment of his ability to do this underlines the pro-regulatory concern that markets rob individuals of their autonomy: few people know how much it would cost to build a telecommunications network; and few trust that the market prices for telecommunications service are fair. And it is perfectly reasonable that they don’t trust the market prices: just as they don’t know how much it would cost to construct their own network, they lack a baseline price against which to compare the market price. Thus, they are forced to accept a price that they do not trust because they lack – and cannot reasonably be expected to have – the facts needed to make an informed decision.

This view is captured in Brian Fung’s recent article on the Comcast-Netflix deal: “The central problem here is a lack of information. We don’t know how Comcast’s deal with Netflix is structured and how much money is changing hands. That makes it hard to judge whether critics are right when they claim Comcast is engaging in anticompetitive business practices. And it makes it hard to know whether consumers will wind up paying more as a result of the deal. We could fix this by having the government require Comcast to be more forthcoming about its Netflix relationship.”

Part III: The economist strike back

The economist’s response to this is that the relevant parties – Comcast and Netflix – have excellent understandings of the underlying “make or buy” decision. Netflix had been self-provisioning its content distribution (i.e., “making” it), but had the opportunity to enter a better deal with Comcast to buy content distribution. There may be a possibility that the parties have entered a deal that is harmful to consumers – but this is why we have the FCC and DOJ. It is almost a foregone conclusion that both agencies had copies of the agreement between Comcast and Netflix within hours of the deal being announced.

More generally, the economist’s response to the concern that Smith’s “make or buy” decision forces individuals to choose between something they don’t understand and something they don’t trust is that both questions are answered by the market. The market price for a given good or service provides a first approximation of the cost of making that good or service. This is true even if the vast majority of market participants don’t know enough to make the make or buy decision. So long as some (relatively small) portion of the market has a sense of these costs, competition – that is, everyone else in the market, each with their own specialized knowledge, making the same make-or-buy decision – will ensure that market prices reflect cost.

The economist will also say that we must look at the other side of the equation. Just as the individual must choose between making and buying, society must choose between competition and regulation – and must recognize that neither is costless. Just as there is no such thing as perfect competition, there is no such thing as costless or perfect regulation. To the contrary, the history of regulation is fraught with failure. As discussed by Ronald Coase in a 1997 interview:

When I was editor of The Journal of Law and Economics, we published a whole series of studies of regulation and its effects. Almost all the studies – perhaps all the studies – suggested that the results of regulation had been bad, that the prices were higher, that the product was worse adapted to the needs of consumers, than it otherwise would have been. … I can’t remember one that’s good. Regulation of transport, regulation of agriculture – agriculture is a, zoning is z. You know, you go from a to z, they are all bad. There were so many studies, and the result was quite universal: The effects were bad.

Part IV: What must economists do?

The challenge that we – those of us who believe in the economic and free-market approach to regulation – face is that laid out by Smith, Hayek, and Coase. Our task is to explain on the one hand that despite its near-impenetrable complexities, the market tends to present individuals with a reasonable “make or buy” decision, and to explain on the other hand that despite regulation’s self-evident simplicity its actual practice is fraught with failure. The market, though it often does not feel this way, treats individuals with dignity, respecting and promoting their autonomy; regulation, though often crafted with the purpose of treating individuals with dignity, often works to frustrate and limit individual autonomy.

If we ignore this task and instead argue on the substance of specific cases and policies, we will always lose the public case for sound policy. Sound policy may nonetheless emerge from serious and deliberative decision-makers, such as judges and those at the DOJ, FTC, and FCC. But so long as the common view favors regulation and distrusts the market, policy debates are a war of attrition. The tenor of the Comcast/Time Warner Cable merger and Comcast/Netflix deal coverage has been a stark reminder that the discussions by those who understand these issues are driven by the concerns of those who don’t. And it is no response at all to say that the average individual should know more. They shouldn’t – they should know enough to trust the market in the abstract, so that they can focus their own efforts on developing specialties that will make the market work for others. The winning appeal to the public is that of dignity, of the market’s power to protect and promote the interests of the individual – of all individuals – and of the counter-intuitive dangers that regulation poses to it.

Comcast-Time Warner Cable Merger:  Antitrust Hysteria

[link to http://cfif.org/v/index-mv1.php]

By Renee Giachino, Corporate Counsel and Sr. Vice President, Center for Individual Freedom

February 28, 2014

Transcript of video:

If it’s a day that ends in Y, then Paul Krugman is probably hyperventilating over some imagined injustice.

The latest cause that has the New York Times columnist reaching for his inhaler is the proposed merger between Comcast and Time Warner, two companies he compared to “robber barons.”

As believers in the free market, we take concerns about antitrust and monopolies seriously. Markets don’t function as well if cartels lower the quality of goods and raise their prices.  (Although that’s far more likely to occur when government dishes out favors and protects favored businesses than between private parties in an open and free market.)

The truth of the matter, however, is that that’s hardly a description of the proposed deal between Comcast and Time Warner.

For one thing, these two companies don’t actually compete with each other. They operate in separate markets, which means that their merger won’t have the effect of reducing competition and limiting consumer choice.

In addition, it’s difficult to imagine Comcast and Time Warner dominating the television industry as a result of this merger. They may be the nation’s leading cable providers, but — as anyone who understands modern technology knows — TV in the 21st century means a lot more than cable. Comcast and Time Warner will still face widespread competition from satellite television providers, services like Apple TV, and web-based content providers like Netflix and Hulu.

Could Comcast and Time Warner use their broadband networks to limit access to these services? That’s what some critics say, but that argument overlooks a couple of important points. First, the companies have an incentive to keep customers happy by preserving access to services their consumers want. It would be corporate suicide to purposely degrade service or unjustifiably increase prices.  Second, one of the main reasons this merger is being proposed in the first place is because cable is facing stiffer competition. Creating an inferior product is no way to hang on to those customers.

Americans are right to jealously safeguard an open and free market. The proposed Comcast-Time Warner deal, however, is a sign of a functioning cooperative market, not a degenerating one. We hope to see it approved — and to see the competition that has given television subscribers more choices than ever before continue.

Heartland Institute Experts React to Comcast Purchase of Time Warner Cable

[link to http://heartland.org/press-releases/2014/02/13/heartland-institute-experts-react-comcast-purchase-time-warner-cable]

February 13, 2014

Comcast announced Thursday it has reached a deal to acquire Time Warner Cable via a $45.2 billion stock buy. If the move is approved by federal regulators, it will make Comcast the nation’s largest cable and broadband provider with more than 30 million customers.

The following statements from legal and technology experts at The Heartland Institute – a free-market think tank – may be used for attribution. For more comments, refer to the contact information below. To book a Heartland guest on your program, please contact Director of Communications Jim Lakely at jlakely@heartland.org and 312/377-4000 or (cell) 312/731-9364.

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“The merger does not limit competition because Comcast and Time Warner do not compete against each other. The two companies do not now operate in any of the same ZIP codes. The larger company will have greater resources, which will allow them to compete against other media companies – such as Netflix – in creating new content for their subscribers. Increased competition is always good for the consumer. No consumer has ever been wounded in a price war.”

Ronald D. Rotunda
The Doy & Dee Henley Chair and Distinguished Professor of Jurisprudence
Chapman University
rrotunda@chapman.edu
312/377-4000

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“This merger would be a great thing for consumers. The one thing it could not possibly do is hurt competition, given that Time Warner and Comcast don’t compete for customers in the same markets. On the contrary, this merger will strengthen competition by giving the merged firm more market power, which will make it a stronger competitor versus satellite and web TV delivery services.

“The merger will also strengthen all TV providers’ negotiating stance against program providers, who have been charging ever-higher programming fees, which consumers ultimately get stuck paying for. So don’t expect mainstream media companies to say anything good about this merger, and you can expect the Obama administration to treat it like the Keystone pipeline: something exceedingly good that must not be allowed to happen.”

S.T. Karnick
Director of Research
The Heartland Institute
skarnick@heartland.org
312/377-4000

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“Comcast acquiring Time Warner is an utterly unremarkable feature of a healthy free market – except that the government has set itself up in a preemptive Mother-May-I overlord position, and these free-market practitioners must prostrate themselves before the government.

“The government can outright forbid the free-market practitioners from practicing by blocking the deal. Or they can jam them with pages and pages of conscripted, extra-legal, unequal-before-the-law regulations that apply only to them – in exchange for Mother Government saying ‘yes.’ Or, here’s a better idea: The government can allow the free market to be free, and allow a willing buyer and a willing seller to willingly transact.

“Here’s hoping the latter happens – and we move on in amazed appreciation from a transaction that is otherwise unremarkable.”

Seton Motley
President, Less Government
Policy Advisor, Telecom
The Heartland Institute
smotley@lessgovernment.org
312/377-4000

Free State Foundation President Randolph May Reacts to Comcast - Time Warner Cable Merger Proposal

[link to http://campaign.r20.constantcontact.com/render?ca=f51d38ac-9376-4f4a-a7c5-baaa4af07bff&c=1cbf3d10-4395-11e3-bd4a-d4ae52710c75&ch=1ed5c100-4395-11e3-be0b-d4ae52710c75]

February 13, 2014

Free State Foundation President Randolph May issued the following statement reacting to the announcement by Comcast and Time Warner Cable that they intend to merge:

"Like any transaction of this size, the proposed Comcast - Time Warner Cable merger deserves close scrutiny and I'm sure it will receive it. But it also deserves scrutiny that is based on the facts and that is free from the hyperbolic rhetoric that 'consumer' and 'public interest' groups and others deploy in reacting in knee-jerk fashion to any merger proposal involving large corporations.

And the most important fact to keep in mind from the outset in considering this proposed merger is that it is what economists call "horizontal" and Comcast and TWC do not compete with each other in any material way in any market segment with respect to their broadband data, video, and voice telephony offerings. Instead, the real competition in the broadband marketplace, and the competition that public policy should foster, is between the various facilities-based platforms that are in direct competition with each other - the cable operators, the telephone companies, the satellite operators, and the wireless companies, all employing differing technology platforms.

Because the FCC reviews proposed merger transactions under the indeterminate 'public interest' standard, which can mean whatever any three of the five Commissioners say it means on any given day, the FCC often has abused the transaction review process by extracting conditions from the merger applicants that do not relate in any direct way to demonstrable competitive concerns raised by the merger. Before becoming FCC Chairman, Tom Wheeler, seemingly endorsed such untethered "regulation by condition" as a legitimate means for the agency to establish new regulatory paradigms over market participants. Using merger transactions in this way is an improper exercise of the Commission's authority, and I hope we do not see such "regulation by condition" down the road in the review of this merger.

I first wrote about the problematic nature of the FCC's merger review process in this 2000 Legal Times piece, "Any Volunteers?," and I have done so dozens of times since. That was the same year, by the way, that many of the same 'consumer' groups that will now oppose the Comcast - Time Warner Cable merger argued vociferously that, if approved, the proposed AOL-Time Warner merger would stifle any further development of the Internet and video markets in light of the merged companies' dominance. We now know how terribly wrong those predictions proved to be. Before jumping to any conclusions, some enterprising reporters might want to go back and retrieve those apocalyptic press releases."

Comcast/Time-Warner: Storm Forecasts Just Hot Air

[link to http://blog.heritage.org/2014/02/14/comcast-time-warner-storm-forecasts-just-hot-air/]

By James Gattuso, Senior Research Fellow in Regulatory Policy, The Heritage Foundation

February 14, 2014

While much of official Washington was kept from the office on Thursday by a snowstorm, a storm of a different kind was developing in the television world. Comcast, the nation’s largest cable TV company, reached a deal to buy Time-Warner Cable.

The instant analysis of the deal was as breathless and overwrought as any Weather Channel report. The combined firm would be a behemoth, Americans were warned, with an unprecedented stranglehold on television and Internet markets.

Look a little closer, and the forecasted storm is just hot air. To begin with, these companies do not compete with each other. Comcast and Time-Warner Cable (not to be confused with Time-Warner, the media firm from which TWC was hived off in 2009) operate in geographically distinct cable TV franchises around the country. They do not overlap.

Moreover, while they are the largest and second-largest cable TV firms nationally, that metric is largely meaningless. The paid television marketplace includes many other competitors, ranging from telecommunications firms such as Verizon and AT&T to satellite providers such as DIRECTV, to a growing band of Internet TV providers such as Netflix and Apple TV. It’s a diverse marketplace, in which Comcast and TWC together serve barely 30 percent of subscribers. (In fact, Comcast has pledged to divest cable systems to keep the share below that figure).

The Comcast/TWC deal is a sign that competition is increasing, not decreasing. It’s no secret that a growing number of Americans are deciding to cut the cord—dropping their cable subscriptions and relying instead on online video offerings. In today’s House of Cards world, that’s a real option for consumers and a real danger for traditional providers.

But could the combined Comcast/TWC use its broadband assets to trip up its online competitors, hindering their access to the Internet? Critics point to the recent invalidation of the Federal Communication Commission’s “net neutrality” rules, leaving no rule in place prohibiting supposed abuse. But that’s not quite accurate. Comcast is required to abide by net neutrality rules as a condition of a previous merger. More important, such rules are not necessary. Comcast and TWC’s broadband Internet services face stiff competition from familiar rivals such as Verizon and AT&T, as well as from well-heeled newcomers such as Google. This competition will keep the merged firm in check.

This deal is far from the threat indicated by critics. Instead, it is a sign that competition in the marketplace is growing and a signal to all to up their games. Regulators should quickly approve the merger and let the competition proceed.

Comcast, Time Warner Cable Deal Deserves Accurate Analysis

[link to http://www.innovationfiles.org/comcast-time-warner-cable-deal-deserves-accurate-analysis/]

By Doug Brake, Telecommunications Analyst, Information Technology and Innovation Foundation

February 14, 2014

Big news yesterday – Comcast is planning to buy Time Warner Cable in a stock deal worth $45.2 billion. This is no doubt a big transaction: Comcast and Time Warner are the two largest U.S. cable operators, and the deal will give the combined company roughly a third of the pay TV market. Such a largemerger deserves a careful look from the FCC and the DoJ, but knee-jerk reactions against any consolidation, all too common in the media, cloud the discussion. We should consider the benefits to consumers and the overall economy, as well as the potential drawbacks instead of assuming big cable companies are necessarily bad. With a little analysis, the deal appears a win for consumers and the economy overall.

The most important point, frequently overlooked or downplayed by opponents, is that Comcast and Time Warner have no overlapping service areas. The two simply do not compete. There will be no change at all to consumer facing competition in the pay TV or broadband market after the deal goes through. Furthermore, what we should really be concerned with is intermodal competition, not how a merged entity would stack up against other cable companies. This deal will put the company on equal footing with satellite TV, and has potential pro-competitive benefits in broadband as well. Comcast has been investing heavily in building out its Hotspot 2.0 technology, lighting up WiFi nodes along its cable plant. If anything, this deal will enhance competition, helping to push cable and wireless closer to substitutable products that compete.

Since these two companies do not compete, the anti-trust analysis is very different from your typical horizontal merger. This is somewhat unusual and likely to be mis-reported in the media. For example, CBS is reporting that the deal will put “more people on a given loop” and that once the operations are combined “you might end up with . . . increased pressure on the actual connection speeds.” Not only is this a completely inaccurate understanding of cable technology, it also perpetuates a serious misunderstanding of the structure of this market. Comcast and TWC do not overlap facilities, and there is absolutely no reason to believe that speeds will drop as a result of this merger. Even reputable outlets like the Wall Street Journalare getting it slightly wrong, comparing the deal to major mergers recently denied by the Department of Justice. These other mergers were in the beer and airline industry, where the companies competed head-to-head. Cable TV has a completely different market structure where individual companies do not compete. Therefore the deal is much more likely to pass muster under the DoJ’s anti-trust analysis.

More interesting is the advantage the merged firm will have against upstream programming and content providers. The two combined will give Comcast-NBCU about 30% of the cable market, making for considerably stronger buying power. The merged company will have every reason to drive a hard bargain with programmers, and these bargains will flow through to consumers. This is particularly important given that many experts have argued that the cost of programming is too high – research from SNL Kagan puts ESPN’s monthly price at about five and half dollars per subscriber. The combined firm will hopefully be able to drive these costs down.

The transaction will also potentially give Comcast a stronger bargaining position when it comes to Internet traffic peering arrangements. Interconnection and paid peering are still largely informal processes, whereby if incoming traffic exceeds a certain threshold, typically 2 times the upstream traffic, the receiving network is paid to carry the traffic. So far the number of problems caused by peering disputes have been few and far between, especially compared to the amount of traffic that is carried successfully. The merger conditions should avoid hampering the flexibility operators have had in interconnection to date and intervention should only occur if we start to see harms to consumers.

Many self-appointed “consumer interest” groups claim that somehow this deal will raise prices for consumers with no real explanation of how. There is an implicit assumption in many of their arguments that consolidation in any form is a bad thing. It is strange that those claiming to be looking out for consumers would reflexively oppose consolidation – scale usually allows large companies to more effectively serve consumers with much lower prices. Furthermore, a larger company will have better access to the capital required to drive research and innovation that will benefit consumers in the long run and can amortize that spending over a larger number of customers.

You simply cannot ignore the economic benefits of combined efficiencies and scale that would flow from this merger. There is significant overhead in the cable business: plant engineering, design of digital platforms, management, etc. Building and operating these networks is fundamentally a scale business, and the economic benefits that come with consolidation should be taken seriously. When production and operating costs fall, consumers and the overall economy benefit. Comcast expects to save about $1.5 billion in operating efficiencies through the deal. These cost savings should benefit consumers.

No doubt, this is a big transaction. Anytime two companies this large consider merging, a careful look from the government is warranted. Unfortunately, we are already seeing inaccurate knee-jerk reactions in opposition to the deal. In some circles cable companies can do no right, others ignore the very real scale and synergy benefits from such a deal. More importantly, many ignore the fact that these two companies were not in competition to begin with, removing many of the typical horizontal merger concerns. Once you subject the deal to even a little analysis, the consumer benefits are clear.

Bigger Can Be Better; or Why the Comcast Merger is Probably Good for Time Warner Cable Customers

[link to http://www.ipi.org/policy_blog/detail/bigger-can-be-better-or-why-the-comcast-merger-is-probably-good-for-time-warner-cable-customers]

By Tom Giovanetti, President, Institute for Policy Innovation

March 24, 2014

One or two ~~guys~~ oops, people can write a great app, or a great algorithm, and that's a great thing. Our economy is benefitting and consumers are reaping the benefits of such innovation and creativity that comes as the fruit of the minds and labor of a few.

But some things are really, really expensive and capital intensive to do, like building out and maintaining a 21st Century broadband and rich content network that is constantly innovating new products and services for its customers.

That's one of the reasons why I've never been big on municipal broadband networks, and it's a big reason why, as Marguerite Reardon wrote in CNET, the Comcast merger could be good for TimeWarner Cable customers. In fact, it almost certainly will be.

Pay TV is the best value in entertainment out there for most consumers, which matters in an economy that is still underperforming. In recent years, lots of new services in addition to faster speeds have been added to cable networks in general and Comcast's in particular, which is why it's not really relevant to complain about cable prices rising. If you're comparing cable prices today with cable prices 5 years ago, you're not comparing apples to apples.

So it's clearly in consumers' best interest to have cable companies continuing to deliver more value. But if that's what we want, we have to get away from knee-jerk negative reactions to things like the prospects of a cable company getting bigger.

Because, as I said, it's very expensive to build out and continue to upgrade and innovate such networks. It takes a ton of capital and a lot of people to reach the kind of critical mass necessary to do the big things we expect our major broadband providers like Comcast, Verizon and AT&T to continue to do. Frankly, it takes very big companies to do such things.

Here's a great example of such a knee-jerk reaction from ~~a knee-jerk~~ someone not exactly known for astute analysis:

What many consumer advocates and lawmakers such as Senator Al Franken (D-Minn) surmise is that this must mean bad news for consumers.

"I think consumers will end up paying more," Franken said Monday on the "CBS This Morning" show, according to Variety. "There will be less competition; there will be less innovation and, worse, even worse service."

No, Senator Franken, there will not be less competition. Cable companies don't compete with each other, but that doesn't mean there isn't competition. Cable competes aggressively with satellite TV and with telecoms such as AT&T, Verizon, and Suddenlink. None of that will change after a Comcast merger with TWC, since Comcast and TWC don't compete with each other now.

Comcast's services are markedly better than TimeWarner Cable's, according to Reardon, and she's right. And again, because Comcast doesn't compete with TWC, you can't argue that Comcast's innovation was driven by competition with TWC. No, Comcast's innovation is driven by competition with satellite and with telecom, but it's also driven by its own concerns about retaining existing customers in the face of new dynamics such as cord-cutting and new broadband competitors such as Google Fiber. And there's always the threat of newer, more widespread wireless services.

The real competitive pressure faced by companies like Comcast is from content companies that can deliver content through the Internet, such as Netflix, Hulu, etc.  It's commonly known now that you can find a decent amount of quality entertainment on-line these days if you're willing to just go with a good broadband connection and a couple of paid subscriptions. That's the competitive pressure for companies like Comcast, and the TWC merger will not eliminate such competition--it will help ensure that pay TV has a chance to remain competitive.

There are no competive grounds to oppose the Comcast/TWC merger; again, they don't compete with each other now. And it seems most likely that consumers will benefit rather than being harmed by greater availability of superior products and services.

But that didn't keep the author of the CNET piece from being battered in the comments section by the knee-jerkers, and it won't stop them from battering the FCC, the Dept. of Justice, and the Obama administration with their fear of big.

One can only hope that federal policymakers have a little more sense than commenters, and hopefully more sense than Senator Franken.

Cable Merger Will Benefit Consumers and (Unfortunately) Regulators

[link to http://www.ipi.org/ipi_issues/detail/cable-merger-will-benefit-consumers-and-unfortunately-regulators]

By Tom Giovanetti, President, Institute for Policy Innovation

February 13, 2014

Turns out it’s Comcast, rather than Charter, that will be buying Time Warner Cable.

Whenever the largest companies in an industry decide to merge, it’s obviously going to raise eyebrows among those suspicious of corporations in the first place.  Some of us see corporations as a way that free people choose to organize and pool their efforts in order to produce products and services that consumers want. Others seem to view corporations as, well, some kind of invading alien force from another planet hell-bent on harming consumers and destroying civilization. (There may be a bit of hyperbole in that description, but . . . )

A more informed analysis would begin by setting aside any prejudicial assumption that bigger is bad. We frankly expect a lot these days of our broadband providers. It takes a lot of capital to build out and maintain broadband networks, and bigger companies are better able to do that. Otherwise, of course, Time Warner Cable would probably not have been in play. In an economy that has otherwise been plagued by a lack of sufficient private investment, it is precisely companies like Comcast that have been making those infrastructure investments.

But what about the merger reducing the number of broadband competitors? Well, remember, since Comcast and Time Warner Cable generally do not overlap each other’s footprints, they don’t compete against each another now, which means that the merger will not result in fewer competitive choices for consumers. For almost all consumers, the choice will remain between a cable provider, a telecom provider, or an all-wireless solution. Consumers will still generally have the same number of choices, so the merger will have almost no impact on the competitive marketplace for video and broadband.

In fact, the merger may actually be a boon to consumers. The evidence is clear that consumers prize the convenience of mobility over blazing fast speed at home. The newly combined Comcast\Time Warner Cable may be better positioned to become a competitor in the wireless space, creating new competition and choice for consumers.

The merger will certainly be a feast for regulators, and this highlights a real problem in our executive branch agencies: Both the Department of Justice and the FCC will conduct largely duplicative reviews of the merger, and both agencies will see it as an opportunity to force policy conditions and concessions onto Comcast in exchange for approval. This policymaking under duress is, frankly, a despicable way to behave. Policies should be determined through legislation or at least through rulemaking—not just opportunistically during merger reviews.

Those who believe in free markets believe that companies should be free to merge as they see fit, and that the only role for antitrust should be to address clear evidence of consumer harm. But the Government Class doesn’t agree, so we should brace ourselves for the ugly spectacle of regulators deciding how many pounds of flesh they can extract from two companies simply deciding to join their forces so that they can better serve consumers. It won’t be pretty, but for consumers and for the overall economy, it should be worth it.

The Comcast-Time Warner Merger Is Not a Sign of Strength

[link to http://blogs.hbr.org/2014/02/the-comcast-time-warner-merger-is-not-a-sign-of-strength/]

By Larry Downes, Principal, Larry Downes Consulting Group [Harvard Business Review]

February 18, 2014

The announcement late last week of Comcast’s $45 billion merger with Time Warner Cable set off a predictable frenzy of hyperventilating by much of the technology media and self-appointed consumer advocacy groups. The deal, we heard, would be a “disaster for consumers,” and “bad for America.” It would create a “bully in the schoolyard” who could “cement the kind of monolithic monopolies that have plagued cable subscribers all along” and lead to a long-feared “media dystopia.”

But when the smoke clears and the details of the transaction become clear, the merger will reveal itself to be a much simpler affair, one that is much more defensive than it is strategic.

No Harm to Competition

For one thing, thanks to a long history of exclusive municipal franchising regulations that didn’t end until 1992, the two companies don’t overlap in any market—TWC customers will become Comcast customers (and get arguably better technology and service in the process), but no local market will see a decline in the number of competitors.

The combined entity will control thirty percent of total U.S. cable subscriptions, or about 25% of all U.S. homes, nothing close to a monopoly in the legal or any other sense of the word. Still, the deal will receive close scrutiny from both the FCC and antitrust regulators, and could take up to a year to approve. But rejecting it will be hard to justify under current law.

What Industry is Consolidating?

Looking at the merger in terms of continued consolidation within the cable industry, however, misses the bigger picture. There is no cable industry. Cable is just a technology, increasingly one of many, for transmitting information, whether video, voice or data.

Where cable was once the only technology used to distribute television programming—a vast improvement in speed, quality, and quantity over antennas—it now competes with fiber, copper, satellite, and mobile broadband, each with their own pluses and minuses, and each promoted by companies large and small, who together continue to spend heavily to upgrade their assets. (According to the FCC, broadband access providers across technologies have invested over $40 billion a year in capital improvements every year since 1996.)

As formerly siloed content has converged on the all-digital Internet protocols, each of these technologies is now communicating the same bits, often in hybrid networks created to provide for optimized responses to consumers’ insatiable demands for more content in more forms on more devices. Cable systems offer WiFi for mobile access; mobile networks rely on cable, fiber, and even copper for backhaul.

A Tidal Wave of Content

Beyond creating new kinds of competition, the convergence of technologies and content types has put the longstanding and often highly-regulated business practices of all infrastructure providers into an existential crisis as content creators proliferate and rapidly find new markets. That’s because the digital revolution has now made it possible to develop, produce, and distribute information in regular waves of better and cheaper technologies—the pre-conditions for what Paul Nunes and I have called “Big Bang Disruption.”

Today, a hundred hours of new video is uploaded every minute to YouTube alone, much of it from individual producers using technologies that would have cost a fortune only a few years ago. Add in Vimeo and other Internet-based platforms, and crowdsourced funding from companies such as

Kickstarter and Indiegogo, and anyone can now create, broadcast, and monetize their own channel. Many of us do.

At the high end, Netflix, HBO, iTunes, and Hulu each have millions of customers. Along with Amazon and other Internet giants, many of these distributors are beginning to produce their own original content. Netflix, which already has far more customers than the post-merger Comcast, just released a new season of its self-produced and Emmy-winning series “House of Cards.” As many as 15% of all Netflix customers watched it on the first day.

This is a true golden age for consumers, who are demanding innovation in both the packaging and pricing of content. Different segments want different channels bundled, others subscription-based, and still others advertiser-supported. We’ve just begun sorting out the new business arrangements for a tidal wave of new content.

No Sign of Strength

Mergers and acquisitions among traditional infrastructure providers is not a sign of their growing power, in other words, but of increased pressure on their traditional business models, another sure sign of Big Bang disruption in process. The multi-front digital onslaught will inevitably generate more consolidation among incumbents, and ultimately the emergence of a new industry structure.

As weaker competitors fail to adapt, the remaining incumbents are likely to increase their market share, as for example when Circuit City and other electronics retailers closed in response to new competition from Amazon and other better and cheaper Internet retailers. Best Buy looked to be a winner, but the real story was about the growing dominance of digital commerce, which continues to squeeze the shrinking number of big box stores.

Likewise, the actual driver of accelerating consolidation among technology and media companies is the growing leverage of content providers large and small.

The average cable subscriber’s monthly bill, for example, includes $5 the operators must pay Disney just for ESPN, whether they want it or not. Beyond ESPN, Disney owns, well, pretty much everything.

Among newer companies, Netflix has already dispatched physical video giants such as Blockbuster. Now, its growing subscriber base and its original programming has changed the equation in negotiations over access to every form of distribution infrastructure.

Last year, for example, the company introduced new high-definition streaming, but only for access providers who meet the requirements of its “Open Connect” program, which requires on-site installation of equipment that gives priority to Netflix traffic.

That’s the sense in which Comcast’s merger with TWC is largely defensive. Since 2005, cable companies have lost ten million subscribers, many to satellite and others to cord-cutters who get all their content from the Internet. So in addition to the obvious economies of scale the larger entity can achieve, a bigger Comcast may have improved bargaining power in negotiations with fast-growing content providers. Some of those rending their garments over the deal argue a bigger Comcast will use the merger to get better prices for its customers for premium programming, an odd argument for consumer advocates to make.

Miles to Go

Beyond consolidation, Comcast, along with other media incumbents, must find new ways to innovate products and services. That was clearly the incentive behind the 2011 acquisition of NBC Universal, which gave the company access to a massive library of old and new content.

Indeed, those who fear that Comcast’s merger with TWC will upset the balance of power in the dynamic and rapidly-evolving information industry can take solace in both the process and outcome of the more strategic NBC Universal deal. Regulators took over a year to approve that transaction, and along the way extracted over thirty pages of legally-binding concessions and conditions, many of them unrelated under the most generous reading.

These include protections for producers offering programming for minority communities, low-cost Internet access for low-income homes, and a commitment by Comcast to abide by the FCC’s “Open Internet” rules despite the fact that a federal court last month threw most of them out as wildly exceeding the agency’s legal authority. (Those commitments will now extend to TWC’s customers and markets.)

No doubt the advocacy groups, as well as Comcast’s many competitors in the emerging information ecosystem, are drawing up Christmas lists of new conditions even now. Many of them will probably make the final cut when the transaction closes, whenever that is. Hopefully, their unintended side effects won’t wind up making things worse for consumers.

Bridge Span 14-2: A Broadband System Upgrade

[link to http://maderybridge.com/bridge-span-14-2-a-broadband-system-upgrade/]

By Bartlett D. Cleland, Managing Director, Madery Bridge Associates

February 13, 2014

As has been widely reported today, Comcast has proposed a $45.2 billion takeover of Time Warner Cable Inc., a merger of the number one and number four video service providers (DirecTV and Dish are numbers two and three). The consumer benefits are abundant, which the business proposal will demonstrate even under regulatory review, so that consumers can start enjoying the benefits as quickly as possible.

Faster broadband service will more quickly roll out to the eight million consumers that Comcast will be earning.  Comcast has increased its broadband speeds essentially annually for well more than a decade, including being an industry leader in introducing DOCSIS 3.0, a significant boost to broadband speed.  The FCC has noted that Comcast’s broadband speeds are consistently higher than those at Time Warner Cable.

How is it that a “cable” company is advancing so rapidly?  Cable companies are increasingly “tech” companies and Comcast more so than any.  Most of the work of cable companies is now being done in the cloud, not in trenches through the earth.  Comcast’s Brian Roberts has remarked, “That’s how you build a software company.  In fact I think we would describe ourselves more as a technology and innovation company…”

The new product offerings by Comcast, and those in the pipeline, make clear that his assertion is more than just wishful thinking, it is the truth.  A truism of the technology industry is that anything that can be expressed in hardware can be expressed in software and vice versa.  Comcast is now demonstrating that in the cloud.  The X1 Entertainment Operating System and Comcast’s video on demand offerings provide 50,000 choices on TV. Comcast also offers 300,000 plus streaming choices on XfinityTV.com, and Xfinity TV mobile apps that offer 35 live streaming channels plus the ability to download to watch offline later.  The innovations continue with the integration of Web video into the traditional stream of video content, an improved user interface focused on ease of use and customization, and a voice driven interface for the visually impaired.

As for hardware, Comcast’s newly launched X1 DVR, which enables customers to watch their entire TV channel lineup and DVR recordings on mobile devices in the home, and download recorded content to take on-the-go are leading the industry.

And it is not just products, but services too.  Comcast offers a program designed to get more students and families online by offering broadband and a home computer at drastically reduced prices for those who could least afford broadband.  The program has signed up more than one million Americans, rapidly adding to the number of people with broadband at home.  The low income families who qualify for the service have been using the online connection to try to better their situation.  Fifty eight percent of the customers report that they have been using the broadband service to search and apply for employment.

All of these benefits—speed, products, services — will now be available to new customers, as Comcast’s multi-billion dollar upgrade to its system now spreads.

With the number of cable subscribers declining in the last eight years bringing advanced technology and services to consumers is an industry imperative just to be able to stay in the game.  During those same years satellite subscribers have grown by seven million subscribers and traditional telecommunications companies have scooped up another 11 million.  The competition is real and fierce, and not about to lessen.

Comcast and Time Warner Cable serve completely different markets without overlap.  So consumer choice is absolutely maintained even while consumers gain better technology and greater services.  As for Comcast’s competitors, which are growing in number, they will still face the same amount of competition

Further proof of the rabid competition siphoning off “cable” customers is that, in the end, Comcast really will end up with around 30 million subscribers, less than 30 percent of all the video subscribers in the U.S., approximately the size it was in 2006.

Regulators and legislators should tread carefully to not disrupt the ever accelerating innovation marketplace.  Others may try to invent storylines about this business proposal but the facts make clear that consumers and innovation will win again.

NetCompetition Statement on Comcast-Time Warner Cable Merger

[link to http://precursorblog.com/?q=content/netcompetition-statement-comcast-time-warner-cable-merger]

February 13, 2014

The Comcast-Time Warner Cable Merger is Pro-competitive,

The Communications Marketplace Has Never Been More Competitive,

And American Consumers Have Never Had More Communications Choices

Mobile & Cloud Competition & Innovation are Dynamically Changing Communications

WASHINGTON D.C. – The following quotes on the announcement of the Comcast-Time-Warner Cable merger may be attributed to Scott Cleland, Chairman of NetCompetition:

•
“Not only is the Comcast-Time Warner Cable merger pro-competitive, via the improvement of services and innovation for millions of Americans and many thousands of businesses, this merger also is occurring in the most competitive communications marketplace with the most consumer choices ever. It should be approved”

•
“This merger does not eliminate a competitor or choice for consumers, who will still have at least three to four facilities-based competitors to choose from in every market, after this transaction closes."

•	“Since the last cable-to-cable mergers were approved about a decade ago, every single facet of the communications marketplace has become dramatically more competitive, dynamic, and innovative.”

•
“Just like wireless substitution from DBS competitors has transformed video competition, and wireless substitution from cellular competitors has transformed telephony competition, wireless substitution from LTE competitors is transforming broadband competition.”

A Quick Primer on the FCC’s “Public Interest” Merger Review Authority…

[link to http://phoenix-center.org/blog/archives/1847]

By Larry Spiwak, President and Co-Founder, Phoenix Center

March 13, 2014

As we all know by now, Comcast announced that it would be acquiring Time Warner in a deal worth about $45.2 billion.  Given the high profile of this acquisition, I thought I would use this opportunity to highlight once again the ample case law on the bounds of the Federal Communications Commission’s “public interest” merger review authority.  (For a full exegesis, please see my law review Separating Politics from Policy in FCC Merger Reviews: A Basic Legal Primer of The “Public Interest” Standard, 18 CommLaw Conspectus 329 (2010) which is available on the Phoenix Center’s webpage here.)

First, FCC merger review (aside from being required by law) serves a very important purpose.  That is, while the antitrust authorities are singularly focused on determining whether a merger will “substantially lessen competition”, the Commission is charged not only with evaluating the competitive implications of a transaction, but also with ensuring that Congress’s other articulated policy objectives (e.g., universal service, broadband deployment, foreign ownership restrictions) are maintained and how those policies affects firms’ conduct and industry structure post-merger.  Equally as important, the Commission—as the expert agency—is uniquely qualified over the generalist antitrust agencies to understand the often Byzantine economics of communications industries (a fact that the Department of Justice has repeatedly confirmed for me over the last several years).  As the Supreme Court noted in Brand X, because the FCC must deal with policy questions that “involve a ‘subject matter [that] is technical, complex, and dynamic,’” the “Commission is in a far better position to address these questions” than those with only a general knowledge of the issues.  For this reason, courts have long-held that the FCC must, in the exercise of its responsibilities, “make findings related to the pertinent antitrust policies, draw conclusions from the findings, and weigh these conclusions along with other important public interest considerations.”  (Emphasis supplied.)

That said, the agency’s public interest authority is not unfettered.  While Congress provided the agency with the ability to impose conditions to remedy merger-related harms (see, e.g., 47 U.S.C. §303(r)), it is also black letter law that the Commission may not use a merger to “enhance” competition:  to the contrary, courts have long held that the agency cannot “subordinate the public interest to the interest of ‘equalizing competition among competitors.’”  (For those who follow antitrust law, this is essentially the same principle that we should be concerned with “the protection of competition, not competitors.”)

Yet, despite this ample case law, the FCC generally has an unfortunate history of demanding (and getting) multiple “voluntary commitments” from the merged entities to achieve goals the agency would not otherwise be able to achieve legitimately through generic rulemakings.  To wit, in the Comcast/NBC Order, the merged entitles agreed to over 27 pages of “voluntary” merger commitments, including, inter alia, commitments on diversity, commitments to increase both localism and PEG channels, commitments for children’s programming, commitments to expand broadband deployment and adoption, and—my personal favorite—a commitment to adhere to the FCC’s Open Internet Order, even though this order was remanded by the D.C. Circuit in Verizon v. FCC.  While perhaps such commitments may have achieved some desired social goals and gave solace to some of Comcast’s competitors generally, it is unclear how such expansive “voluntary” merger commitments remedied any specific merger-related harm.  Given such a practice, it should come as no surprise that the agency has opened itself up to extensive criticisms that it should be taken out of the merger review process altogether.  (see, e.g., here and here.)

Although the FCC could easily avoid such criticisms, it keeps going back to the well.  In so doing, the FCC’s long-standing practice of extracting “voluntary” concessions from the merging parties simply is not “good government.”  As I argued in my paper:

Are consumers really well-served by backroom, closed-door negotiations between the regulator and prospective merging parties over important public issues?

Clearly, the answer is “no.”  Heck:  even Cardozo Law School Professor Susan Crawford—Comcast’s most vociferous critic—agrees with me on this point, citing this exact passage of my paper at p. 209 of her book.

So, given the broad parameters of the FCC’s legal mandate, let’s take a quick look at the deal itself, along with the emerging politics surrounding the transaction, to see if we can read some tea leaves.

Based on preliminary reports, the Comcast/Time Warner merger seems to be rather straightforward:  Comcast is going to acquire Time Warner’s systems, but as the two companies currently don’t compete against each other now in the distribution market, the adverse competitive impact of the deal on the number of competitors in each local franchise is zero.  Instead, this transaction will ideally allow Comcast to achieve greater economies of scale and scope, with the savings passed along to consumers.  In this sense, the Comcast/Time Warner deal is no different from a plethora of similar deals in both the cable and telephone industry over the last twenty years (e.g., Bell Atlantic/NYNEX, AT&T/Bell South, Time Warner/Comcast/Adelphia) that have been approved under both Democrat and Republican Administrations.

While the deal plainly does not affect competition in the downstream distribution market, it is likely that many will ask it may affect the upstream market for programming.  For almost a decade, the FCC had argued that if any one MVPD served more than 30% of the nation’s customers, then that MVPD might adversely affect the diversity of programming Americans enjoy.  In 2009, the D.C. Circuit for the second time rejected this argument, finding that the agency’s “dereliction in this case is particularly egregious.”  Nevertheless, the Commission’s choice of a 30% threshold for concern in the programming market may serve as a useful, even if not legal, guide for merger policy.  Since the FCC chose that target, it would seem silly for the agency now to disregard it.  Apparently, recognizing that simple logic, Comcast has cleverly preempted the “programming market” issue by agreeing, up front, to divest itself of systems serving approximately 3 million managed subscribers, thus bringing Comcast’s managed subscriber post-merger total to approximately 30 million which would be below the 30% threshold. Thus, using FCC guidance, competition is clearly neither an issue in the downstream nor programming markets

That said, it should come as no surprise that the politics of the merger are already off to a bad start.  For example, according to veteran telecom reporter Amy Schatz over at <Re/code>, “Less than an hour after CNBC’s David Faber broke the news late Wednesday night that Comcast had reached a $45 billion deal to acquire Time Warner Cable, consumer advocates had already drawn up a list of concerns.”  These concerns included, inter alia, peering disputes, interconnection, bandwidth caps, net neutrality and retransmission consent.  While I would agree that these are all difficult and important policy issues, their resolution should not be done on the basis of a backroom “voluntary” commitment in a merger review proceeding.  Instead, these issues should be appropriately be debated and resolved in generic, open rulemaking proceedings (many of which already are) where we can develop rules of general applicability after an opportunity for public notice and comment (not to mention the opportunity for judicial review which “voluntary” commitments prohibit).

In sum, as I noted in an earlier blog, one of Tom Wheeler’s first tasks needs to be to restore the FCC’s credibility as the “expert agency.”  This will require the agency both to demonstrate a rigor in its analysis, as well as to show its independence from the antitrust agencies.  Given the size and magnitude of the proposed transaction, the Comcast/Time Warner deal deserves a thorough review from the FCC.  If the agency finds a specific, merger related harm, then I would fully expect the Commission to impose a narrowly-tailored condition to remedy such harm.  However, should the Commission continue to use its merger review process as a vehicle to load up a transaction like a Christmas Tree with an assortment of “voluntary commitments” wholly unrelated to the transaction at hand, then Mr. Wheeler will unfortunately prove the agency’s critics correct once again.  And with a Communications law update on the horizon, I’m not exactly sure that’s a good long-term strategy for the Commission.

Private Sector Investment and Innovation Must Be Encouraged

[link to http://www.progressivepolicy.org/2014/02/private-sector-investment-and-innovation-should/]

By Michael Mandel, Chief Economic Strategist, Progressive Policy Institute

February 14, 2014

PPI has consistently argued that in most cases, pro-investment and pro-innovation policies will give the best long-term results for raising the living standard of ordinary Americans, boosting domestic production, creating jobs and raising real wages. Today, private investment and nonresidential investment in equipment and structures as a share of GDP is still significantly below pre-recession levels. As a result, we believe that government policymakers should pay close attention to promoting investment, innovation, and productivity.

These principles should influence the government approach to mergers such as proposed combination of Comcast and Time Warner Cable. Antitrust authorities should assess the merger on the basis of how it might affect investment, innovation, and productivity as well as competition grounds. In addition, PPI research, based on official government statistics, shows that investment in the tech/info sector is creating job opportunities for blacks and Hispanics.  These benefits should be part of the merger assessment process as well. (See http://www.progressivepolicy.org/2014/01/can-tech-help-inner-city-poverty/).

Five Reasons the Comcast/Time Warner Cable Anti Trust Concerns are Overbown

[link to http://summitridgegroup.com/five-reasons-the-comcasttime-warner-cable-anti-trust-concerns-are-overbown/]

By Armand Musey, President and Founder, Summit Ridge Group

February 17, 2014

There has been a lot of market speculation that the Comcast’s proposed acquisition of Time Warner Cable might be blocked on anti-trust concerns. We believe these concerns are overblown.

1) The Cable Operations Don’t Compete in the Same Markets, so Industry Concentration Doesn’t Change.

The combined company would serve over 30 million homes, which initially seems to significantly consolidate the industry. But the DoJ must analyze the market from the perspective of where they are sold – the customer. There are only a few areas where customer currently has a choice between Comcast and Time Warner – and in those few areas they may have to divest operations or negotiate an arrangement that provides a similar result. The company has already indicated it intends to sell territories accounting for approximately 3 million homes and these are undoubtedly on the list of territories to be sold. So, generally speaking, cable industry concentration will be the same since almost no one will have fewer choices for video as a result of a merger. This is completely the opposite situation that would occur if DIRECTV and DISH Network were to merge. In this case, most consumers would be reduced from three choices (cable and two satellite companies) to two (Cable and one satellite company). Of course, the growth of Verizon’s FiOS and ATT’s U-verse and other networks is slowly eroding even that argument.

2) Vertical Integrations Issues Manageable

The other anti-trust issue relates to vertical integration. Comcast owns NBC and some of its broadcasting stations. This puts the combine company in a stronger position to hurt DIRECTV or DISH Network by withholding NBC content from them. Of course, Comcast could have done this before – and this was a concern about the NCB/Comcast transaction. But it seems to have been resolved and there have not been serious complains that Comcast/NBC was using their content leverage unfairly against DIRECTV and DISH Network. Also, regulators generally are less worried about abuse of market power due to vertical integration than they are about horizontal integration as the negative impact on end-users is less clear. It’s hard to see why the DoJ would suddenly assume the vertical integration issues would now be larger simply because Comcast is larger. Any vertical integration concerns could be solved by clearer requirements that the combined company sell any of their proprietary content to DIRECTV and DISH Network (and other competitors) on terms similar to those they supply the other cable companies they don’t compete against.

3) Leverage Over Content Providers Helps Consumers

Another issue raised is that the combined company will pressure content providers to supply better terms. But this would be considered a consumer positive and a reason for regulators to support the deal. It would give the combined company the ability to lower prices or offer additional services for the same price to compete more aggressively against satellite and Over the Top (OTT) Internet video service such as Netflix and Hulu. Of course there is no guarantee they will do this, but there is no reason to believe that a having a cost advantage would allow them to raise prices or reduce services. Far from being a reason to deny the merger, this is a strong supporting argument.

4) Access to New Content and Programming Diversity Concerns not a Major Barrior

There is a potential public policy concern that such a large company handing media distribution would have inordinate influence in determining which media content can survive. It’s possible that some content would be unviable without carriage by a distributor that controls 30% of the nation’s eyeballs. This type of market power due to vertical integration is experienced in other industries. And it’s precisely why the company would seek to sell about 3 million viewers – to keep under the 30% threshold regulators often us when looking at abuse market power with respect to suppliers in vertical integration situations. Unless the DoJ or the FCC decides that the media industry is, for some reason, dramatically different than other industries, this should not be a problem. Meeting the 30% guideline should serve to handle the regulator’s concerns. Finally, Comcast and Time Warner don’t control all of their content. They are required to carry the content of local television stations via “must carry” rules.  So content providers seeking carriage on Comcast or Time Warner cable systems can also bypass Comcast and Time Warner and get that carriage via carriage on television broadcast stations.

5) Net Neutrality and Other Irrelevant Issues

The FCC is clearly disappointed in the recent DC Court of Appeals decisions striking down Net Neutrality (Verizon v. FCC). Among other issues, is the fear the cable companies will be able to reduce video competition by restricting OTT video provides including Hulu and Netflix. This merger does not change the impact of that decision. However, the proposed Comcast/TWC merger gives the FCC the ability to condition the merger on them agreeing to net neutrality rules. The FCC can thus guarantee 30% of the country will have the net neutrality that they are not allowed to impose via a rulemaking. This opportunity may be the strongest reason the FCC has for supporting the merger.

Other opposition to the merger, about having so many people in the country dependent on one provider, security concerns and the unpopularity of the industry among consumers are political issues and not rooted in traditional anti-trust law. Of course the FCC uses a more subjective “public interest” test than the DoJ, so these political issues could still come into play. But based on an basic traditional anti trust analysis, the deal looks in good shape.

Comcast-Time Warner Merger is an Opportunity for FCC and Consumers

[link to http://www.protectingtaxpayers.org/index.php?blog&action=view&post_id=522]

By Michi Iljazi, Communications and Policy Manager, Taxpayers Protection Alliance

February 21, 2014

From selling wireless spectrum that is in great demand by wireless companies and consumers (which could net taxpayers billions of dollars) to trying to pursue misguided net neutrality rules, the Federal Communications Commission (FCC) has quite a bit of work to do in the coming years and will be under the spotlight.  Now, a recent announcement by Comcast that it would be buying Time-Warner for an estimated $45 billion is another agenda item for the FCC.  The merger raised many eyebrows within the public and private sector and the fight ahead to push the merger through is one that will be filled with regulatory hoops that underscore just how deeply involved the government is when it comes to all things business.

In today’s economy it is clear that we are still seeing slow growth and the most recent jobs report confirmed the worst fears about an economy stuck in neutral. Much of the problem comes from the massive amount of regulations that have been thrust upon businesses over the last several years and those regulations will no doubt have a major impact as this merger makes it’s way through the approval process. There are many experts who have looked at the deal and have concluded that the Obama Administration should not stand in the way and allow it to proceed.

How can consumers benefit in a major deal between two industry giants? The product may get better when you can expand your customer base. This week, Will Rinehart of the American Action Forum detailed just how cable subscribers may potentially get a big win out of this deal:

Will this deal stifle the production of content? Cable only owns about 14 percent of all programming channels, according to the FCC. It is hard to see how this would substantially change the production of programming given that it is a little more than an 1/8 of the market. Moreover, Comcast will still be subject to its conditions from its acquisition of NBCU. In allowing the deal to move forward, the cable company agreed to a length set of restrictions, which included network neutrality rules, a provision requiring the company to provide online distributors with TV content, and an agreement to not "exercise corporate control over or unreasonably withhold programming from Hulu."

What will change is the calculus between Comcast and huge content players like ESPN, CBS, and NBC. Merging the two operators would give them bargaining power. Consumers have the potential to win in this deal because the combined company would be able to slow down these programming costs. Moreover, there is the real possibility that Comcast could force networks and video providers onto one online package.

The issue of competition and how regulators address it is also something to take note of when analyzing the Comcast-Time Warner deal. The FCC shouldn’t operate based on an outdated model for what the market is and what options are available to the public in terms of how they choose to get their content legally. Jeff Erber, Director of Grey Owl Capital Management, took to the Real Clear Markets website Wednesday, February 19th, and outlined several thoughts on the merger and touched upon the issue of choice and availability with the ever-changing technology of today:

More importantly, the competitive issues are changing on almost a daily basis. No one at the FCC has a clue what any of these industries will look like in five years. Innovators and entrepreneurs are driving change and providing consumers with more options at a rapid pace. The examples would take up pages, but I will offer a few. Google's YouTube competes with Comcast's content offerings. Netflix, Amazon, and Apple compete with Comcast's content aggregation business. T-Mobile's aggressive pricing is threatening everyone who provides content distribution and Internet access. Even Verizon and the satellite TV companies are a threat to Comcast's "traditional" bundling and distribution business. Competition - in the form of new business models, new technologies, new offerings - protects the consumer far better than any attempt by the federal government to limit consolidation of the old way of doing business.

While these are the nations two largest cable providers, they are looking for ways to improve and for good reason. On Tuesday, February 18th, in Businessweek, Larry Popelka gave some sobering numbers about the two industry giants that underscores exactly the type of increased competition cable providers have been dealing with and what impact it has had on overall business over the last several years:

More important, both companies are limping along, victims of big changes in the television industry that may make them irrelevant within a decade. Only about 40 percent of homes in the combined Comcast-Time Warner geography still subscribe to cable TV service, according to investment research firm Morningstar, due to inroads from satellite TV, IPTV (Internet offerings such as those of AT&T (T) U-verse, and Verizon (VZ) FiOS) and subscription video-on-demand services like those of Netflix (NFLX), Hulu Plus, and Amazon (AMZN) Prime.

Morningstar also reports that total cable TV subscribers across all cable operators declined 10 percent in past four years; Time Warner was down 6 percent last year alone. Many analysts expect cloud-based on-demand services to take over a large portion of the industry in the next several years, enabling virtually unlimited content to be viewed anytime, anywhere. Many younger households known as “cord cutters” are walking away from cable and satellite TV for these online services, which offer more content, fewer ads, and lower prices.

The threat of monopolies is something that always will be on the radar screen for industry competitors, consumers, and government. However, the deal between Comcast and Time Warner may very well be an opportunity to expand competition and provide consumers with improved service; and not necessarily by Comcast but one of the many other companies that are offering choices in television entertainment today and the devices and platforms that are available to individuals continues to grow. The pending deal and the impact it will have can not be known for sure but what is certain is that the regulators shouldn’t stand in the way for the sake of enforcing a regulatory policy that is a hallmark of why the economy continues to be sluggish years after the recession officially came to end.

With any significant merger like this, due diligence should be expected from the FCC.  But, instead of using this merger as an excuse to promulgate more regulations, the FCC should use this opportunity to show that the Commission understands the ever-changing technological landscape and proceed with an approval of the deal that will benefit consumers in the long run.

Comcast / Time Warner Merger Won’t Reduce Competition, Actually Expands Net Neutrality

[link to http://techfreedom.org/post/76540083322/comcast-time-warner-merger-wont-reduce-competition]

February 13, 2014

Today, Comcast announced an agreement to buy Time Warner Cable for $45 billion, which would make Comcast the largest provider of television and Internet connections in the country. But Comcast would divest enough TWC subscribers to stay below 30% of the cable market, a cap the FCC tried twice to impose, only to lose both times in court.

“There’s really no reason this deal shouldn’t go through. It doesn’t reduce competition between broadband providers. Any theoretical concerns about Comcast’s potential leverage over programmers are more than adequately addressed by the conditions of the Comcast/NBCU deal, antitrust law and existing FCC rules,” said Berin Szoka, president of TechFreedom.

When Comcast bought NBC Universal in 2011, it agreed to a long list of conditions required by the FCC, including special protections for online video distributors and Net Neutrality rules. These remain in effect even though the D.C. Circuit Court has struck down the same rules in the FCC’s Open Internet Order. The deal will extend these protections to eight million Time Warner Cable subscribers.

“Whatever leverage Comcast might gain, it can’t be used to thwart online video or promote Comcast’s own programming content,” explained Geoffrey Manne, TechFreedom Senior Fellow and Director of the International Center for Law & Economics. “If anything, the merger will effectively provide consumers with more bargaining power to rein in overall programming costs and lower their bills. Moreover, an expanded Comcast network should enable it to transmit content to all of its customers more efficiently. Meanwhile, the deal will enhance Comcast’s efforts to build the nation’s largest wireless mesh network, which could introduce new competition in the wireless market.”

“Those concerned about broadband competition should focus on the real problem: barriers to entry created by local governments and the pricing of rights of way and pole attachments,” added Szoka. “That’s what’s made it hard for companies like Google, Verizon and Centurylink to build fiber networks.” Last summer, Szoka explained in Wired that it’s local governments, not cable companies, that are to blame for hampering broadband competition.

THE COMCAST-TIME WARNER CABLE DEAL MUST SPUR MINORITY MEDIA OWNERSHIP

[link to http://corporate.comcast.com/images/Rainbow-PUSH-Statement_Comcast_Time-Warner-Merger.pdf]

February 19, 2014

Please see below a statement from Rev. Jesse L. Jackson, Sr., founder and president of the Rainbow PUSH Coalition, regarding the possibility of a Comcast/Time Warner Cable merger

Washington, DC (February 19, 2014) — Last week the Rainbow PUSH Coalition’s 17th Annual Wall Street Project Economic Summit highlighted the waning and almost non-existent opportunities in media ownership for African Americans and other people of color. On the same day of the panel, Comcast and Time Warner Cable, the nation’s #1 and #4 leading cable operators, announced the intent to merge their companies to become one of the nation’s leading cable providers. In a time where technological innovation is becoming the driving force behind the nation’s economy, the need to create more economic development and wealth opportunities for African Americans and other people of color is pressing

In a joint press statement, both companies proclaimed that the deal would create a “leading technology and innovation company, differentiated by its ability to deliver groundbreaking products on a superior network while leveraging a national platform to create operating efficiencies and economies of scale.” The press statement also asserted that the merger would generate a series of pro-consumer and pro-competitive benefits for millions of American consumers.

Last month, African American unemployment was at 12.1 percent, double the national average of 6.6 percent. Congress’ stalled renewal of unemployment benefits has consumers with fixed or lower incomes more vulnerable to price fluctuations in the market.

Media consolidation can also have a troubling effect on entrepreneurs and consumers of color because it can reduce the unique representation of diverse voices and minimize business opportunities for women and people of color. With the troubling state of minority media ownership today and the lingering impact of economic decline in communities of color, the merger can either contribute to the steady decline of African American wealth or be part of the nation’s course for economic recovery.

We hope for the latter.

During the NBC Universal merger, Comcast proposed and the Federal Communications Commission (FCC) approved the creation of four new, minority networks; the “Internet Essentials” program, a low-cost, residential broadband solution for families with low-income, school-age children; and investments in minority, new media ventures through the Dream It fund.

We, at Rainbow PUSH, commend Comcast for these positive investments coming out of the NBC merger, and encourage the same commitment to diversity to be part of this pending deal. Moreover, should the FCC require divestiture, there should be a component focused on the creation of new, minority cable operators. These opportunities for minority ownership can help narrow the disparities that contribute to the wealth gap in African American communities.

A deal of this size could generate tremendous value for the economy and citizens seeking a pathway towards economic recovery. We, at Rainbow PUSH, look forward to working with Comcast and the FCC as they consider the public interest benefits of this major transaction.

USHCC Congratulates Comcast on Planned Merger with Time Warner Cable

[link to http://business.itbusinessnet.com/article/USHCC-Congratulates-Comcast-on-Planned-Merger-with-Time-Warner-Cable-3062209]

February 13, 2014

WASHINGTON, Feb. 13, 2014 (GLOBE NEWSWIRE) -- The United States Hispanic Chamber of Commerce (USHCC) congratulates Comcast for its planned acquisition of Time Warner Cable. This transaction forges an innovative, world-class technology company, with increased capacity to deliver ground-breaking products on an industry-leading network, while expanding operating efficiencies through economies of scale. The newly established company would be led by the current President and Chief Executive Officer of Comcast Cable, Neil Smit.

"Comcast is an industry-leader in communications and mass media. Upon the completion of the merger, the company will plant its stake in the ground as one of the world's most innovative and highly-regarded companies in the field," said USHCC President and CEO Javier Palomarez. "The USHCC is pleased to endorse transactions that increase the quality of services for consumers, businesses and shareholders, while preserving the company's commitment to diversity and inclusion. As a member of Comcast's Diversity Advisory Council, I have first-hand experience of the firm's laudable business model, which places diversity and inclusion at the forefront of its hiring and procurement  practices. This exemplary leadership is necessary to assist the growth of America's minority-owned businesses. The USHCC is proud to call Comcast a great friend of our association, and ally of America's small business community."

The merger will also increase Comcast's technological efficiencies, allowing individuals and businesses alike to experience greater internet speeds, enhanced video quality, and provide Comcast and Time Warner customers with more advanced products and services for business and entertainment than ever before.

"The USHCC applauds Comcast's planned acquisition of Time Warner Cable. This is a win-win situation for American businesses, as this merger will result in a broader platform for Comcast to better offer valuable products like high-performance Ethernet and cloud-based management services – all necessary resources for today's business owner, whose growth is increasingly dependent on technology and innovation," said USHCC Chairman of the Board Marc Rodriguez. "Furthermore, this merger will also elevate Comcast's philanthropic works, allowing more consumers to have access to its much needed

Internet Essentials program, which provides high-speed internet services to families in need at little to no cost. I trust that Comcast's next chapter will be one of continued, groundbreaking success, as the company leads our nation's consumers and businesses into a new era of innovative broadband technology and inclusive business practices that help move America's economy forward."

About Comcast Corporation

Comcast Corporation is a global media and technology company with two primary businesses, Comcast Cable and NBCUniversal. Comcast Cable is the nation's largest video, high-speed Internet and phone provider to residential customers under the XFINITY brand and also provides these services to businesses. NBCUniversal operates 30 news, entertainment and sports cable networks, the NBC and Telemundo broadcast networks, television production operations, television station groups, Universal Pictures and Universal Parks and Resorts. Visit www.comcastcorporation.com for more information.

About Time Warner Cable

Time Warner Cable Inc. is among the largest providers of video, high-speed data and voice services in the United States, connecting 15 million customers to entertainment, information and each other. Time Warner Cable Business Class offers data, video and voice services to businesses of all sizes, cell tower backhaul services to wireless carriers and enterprise-class, cloud-enabled hosting, managed applications and services. Time Warner Cable Media, the advertising arm of Time Warner Cable, offers national, regional and local companies innovative advertising solutions. More information about the services of Time Warner Cable is available at www.twc.com, www.twcbc.com and www.twcmedia.com.

About the USHCC

Founded in 1979, the USHCC actively promotes the economic growth and development of our nation's entrepreneurs. The USHCC advocates on behalf of nearly 3.2 million Hispanic-owned businesses, that together contribute in excess of $468 billion to the American economy, each year. As the leading organization of its kind, the USHCC serves as an umbrella to more than 200 local chambers and business associations across the nation, and partners with more than 220 major corporations.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.